UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Corporate Group Announces Its Results for

the Second Quarter and the First Half of 2015

•	The Group’s consolidated net earnings[1] was COP$1.5 trillion in the second quarter of 2015, a substantial increase when compared with the previous quarter.

•	The Corporate Group’s production grew 5% compared with the second quarter of 2014, reaching an average of 768 mboed.

•	The Barrancabermeja refinery’s refining margin reached US$17.2 per barrel.

Bogota, August 5, 2015. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today Ecopetrol Corporate Group’s financial results for the second quarter and the first half of 2015, prepared and filed in Colombian pesos (COP$) and on the basis of International Financial Reporting Standards (IFRS).

According to Article 3 of Decree 2784 of December 28, 2012, the application date of the new technical framework is December 31, 2015, therefore, the financial information presented prior to this date is subject to adjustments.

As indicated in paragraphs 9 and 18 of International Accounting Standard 27 “Consolidated and Separated Financial Statements,” Ecopetrol and its Corporate Group must present their financial information on a consolidated basis, combining the financial statements of the parent company and its subsidiaries line by line, adding assets, liabilities, shareholder’s equity, revenues and expenses of a similar nature, removing the reciprocal items between the Corporate Group and recognizing the non-controlling interest.

The financial results in this report are not comparable line by line with the previously issued financial results for the second quarter of 2014, which were prepared in accordance with the Public Accounting Regime (Régimen de Contabilidad Pública) as adopted by the Colombian National Accounting Office. For the sake of comparison, the financial results that were already reported in the second quarter of 2014 are presented in this report under IFRS.

Some figures in this release are presented in U.S. dollars (US$) as indicated. The exhibits in the main body of this report have been rounded to one decimal. Figures expressed in billions of COP$ are equal to COP$1 thousand million.

Table 1: Summary of the Group’s Consolidated Financial Results

A	B	C	D	E	F	G	H	I	J
(COP$ Billion)	2Q 2015*	2Q 2014*	∆ ($)	∆ (%)	1Q 2015*	1H 2015*	1H 2014*	∆ ($)	∆ (%)
Total sales	14,009.6	16,932.2	(2,922.6)	(17.3)%	12,300.9	26,310.5	34,903.5	(8,593.0)	(24.6)%
Operating profit	3,549.2	4,912.2	(1,363.0)	(27.7)%	2,357.9	5,907.1	11,176.8	(5,269.7)	(47.1)%
Net Income Consolidated	1,695.5	2,758.7	(1,063.2)	(38.5)%	355.9	2,051.5	6,823.6	(4,772.1)	(69.9)%
Non-controlling interest	(188.9)	(161.9)	(27.0)	16.7%	(195.9)	(384.9)	(338.6)	(46.3)	13.7%
Equity holders of Ecopetrol**	1,506.6	2,596.8	(1,090.2)	(42.0)%	160.0	1,666.6	6,485.0	(4,818.4)	(74.3)%
Other comprehensive income	459.1	(421.6)	880.7	(208.9)%	710.9	1,170.1	(288.9)	1,459.0	(505.0)%
EBITDA	4,508.0	6,519.8	(2,011.8)	(30.9)%	3,058.5	7,566.5	14,217.9	(6,651.4)	(46.8)%
EBITDA Margin	32%	39%			25%	29%	41%

* These figures are included for illustration purposes only. Unaudited.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

1 Net income attributable to Ecopetrol´s shareholders under IFRS.

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In the opinion of Ecopetrol’s CEO Juan Carlos Echeverry G.:

“Ecopetrol is disciplined with its costs adjustment program, aimed to gain efficiencies in different areas. Thus, we have already obtained savings of COP$0.6 trillion. These savings are mainly the result of renegotiations with our contractors. We have solidified our long term relationship; our allies understand that the current circumstances call for extraordinary actions, and the mutual commitment to mitigate the effects of this scenario of low oil prices.

The Barrancabermeja refinery is now more efficient, thanks to the operation of the new turbo gas unit, which will translate into efficiencies in the energy generation cycle and a lower emission of greenhouse effect gases of 200 thousand tons equivalent per year. We also improved the cost of drilling by lowering the average number of days required by well, in Castilla and Chichimene fields, from 34 days in 2014 to 28 in 2015.

Facing a challenging oil price scenario, the Company is adopting the adjustments required, based on its recently announced strategy, to continue searching for efficient and profitable barrels.

In our transformation plan we identified 630 initiatives throughout the Company, aiming at savings of COP$ 1.4 trillion in 2015. We are promoting ethic and transparency in our purchase and contracting processes, and investment projects.

We continue to prioritize the lives of people and workers, the well-being of the communities in which we operate and the environment. The accident frequency index in Ecopetrol was reduced by 38% between the second quarter of 2014 and the same period of 2015, from 0.77 to 0.49 accidents per million hours of labor, reflecting improved labor conditions.

On another front, Ecopetrol was subject of an irrational wave of attacks against our transportation infrastructure in June, in some provinces located next to Venezuela and Ecuador´s borders. The Company demonstrated, once again, its capacity to face the crisis by deploying 500 workers to stop the leakage in the Mira River and do all the cleaning tasks necessary to mitigate the damage caused.

In the finance area, this quarter was better than the previous due to the growth trend shown by crude and product prices, while the exchange rate, which holds a negative correlation to these, reversed part of the trend toward devaluation shown in the first quarter. This was achieved despite the deterioration in environment conditions around June of this year, stemming from attacks on transport infrastructure, which as we have repeatedly said, not only affected operations but caused irreparable damages to the environment and surrounding communities.

Production in the second quarter reached 768 thousand barrels equivalent a day, in line with the goal of 760 thousand barrels equivalent a day, announced for 2015, representing an increase of 5% compared to production in the second quarter of 2014. This was the result of the opening of new facilities and the new drilling campaigns in the fields Castilla and Chichimene, as well as the normal operation of Caño Limón field throughout most of the quarter.

In exploration, drilling continued on the well Kronos, located offshore in the southern Caribbean (operated 50-50 by Anadarko in partnership with Ecopetrol), and drilling began on the well Sea Eagle in the U.S. Gulf of Mexico (operated by Murphy, 35%; Petrovietnam, 15%; and Ecopetrol America Inc, 50%). In July, Kronos well confirmed the presence of gas in ultra-deep waters. The discovery proves the geological model proposed for an unexplored area, with high hydrocarbon potential.

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The refining margin of the Barrancabermeja refinery was 17.20 US$ per barrel in second quarter 2015, 58% more than in the same period of 2014 (10.9 US$ per barrel). This was the result of better prices of refined products compared to crude and the higher yield of medium distillates.

The volume of crude transported in the second quarter of 2015 declined by 4% compared to the first quarter of this year, due to the increased number of attacks on transport infrastructure, with 2 in the first quarter and 44 in the second, 36 of these in the month of June. Compared to the second quarter of 2014, volume transported increased by 7.8%.

In our commercial activity, in line with our strategy of diversifying the destination of our products, we exported to South Korea and the U.S. East coast. Also, with the purpose of increasing our footprint in the Asian market, we announced our first shipment of crude to Japan, following the conclusion of negotiations with the company JX Nippon, which bought 2 million barrels of Castilla crude to supply its refining systems.

The improved financial result in the second quarter of 2015 compared to the first quarter of 2015 is the outcome of better crude realization prices, which increased from 43 US$ per barrel in the first quarter to 53 US$ per barrel in the second. Although cost of sales showed an increase of 10% compared to the first quarter, given the higher costs of maintenance, purchases and product imports, when compared to the same period of 2014 we had a reduction of 11%, reflecting the cost optimization strategies that are gradually beginning to materialize. In line with this, we achieved a 2.32 US$ per barrel reduction of our lifting cost, as a result of optimizations, between the second quarter of 2015 and the same period of 2014.

Our operating expenditures continued under control. Although in the first quarter of 2015 we recorded the applicable wealth tax for year 2015, in the second quarter of 2015 financial expenses were also reduced due to a lower impact of the exchange rate difference.

Thus, in the second quarter of 2015, the Corporate Group’s net revenue, attributable to Ecopetrol shareholders, was COP$1.5 trillion pesos, compared to COP$0.16 trillion in the first quarter of 2015 and COP$2.6 trillion in the second quarter of 2014.

On another note, this past May 26, we announced to the market our new 2015-2020 strategy, aimed at profitable growth in exploration and production and maximization of efficiencies in transport and refining.

The strategy prioritizes value over volume, with emphasis on financial discipline, streamlining investments and divestment of non-strategic assets. The plan also foresees profound transformations within the organization, both in the business segments as well as in project management, technology, environment relations and investment portfolio management.

One month after launching our strategy, we successfully placed bonds in the international market for US$1.5 billion, with an 11-year term and 3 times oversubscribed. The issue demonstrated, once again, the appetite and confidence of institutional investors in our company.

Also during the quarter, the risk rating agencies Fitch Ratings, Standard & Poor’s Ratings Services and Moody’s Investors Service, confirmed Ecopetrol’s ratings of BBB, BBB and Baa2, respectively, all with stable outlook, providing us the support needed to continue with our strategic plans as an investment grade issuer in the international capital market.

We remain focused on generating value for our stakeholders and we work every day to generate clean, profitable barrels.”

3

Ecopetrol Corporate Group Announces Its Results for the Second
Quarter and the First Half of 2015

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I.	Consolidated Financial Results

The following results are presented on the basis of International Financial Reporting Standards (IFRS).

a.	Sales Volume

The following table summarizes our sales volumes for the periods indicated:

Table 2: Sales Volume

A	B	C	D	E	F	G
Ecopetrol S.A. (consolidated)
Sales Volume
Local Sales Volume (mboed)	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Crude Oil	7.0	24.3	(71.2)%	13.5	27.2	(50.4)%
Natural Gas	87.7	81.9	7.1%	84.6	80.9	4.6%
Gasoline	92.5	86.1	7.4%	92.5	85.1	8.7%
Medium Distillates	142.1	141.1	0.7%	142.0	140.7	0.9%
LPG and Propane	15.5	14.3	8.4%	15.5	14.7	5.4%
Fuel Oil	5.9	2.9	103.4%	5.6	3.1	80.6%
Industrial and Petrochemical	20.1	19.4	3.6%	20.7	20.7	0.0%
Total Local Sales	370.8	370.0	0.2%	374.4	372.4	0.5%

Export Sales Volume (mboed)	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Crude Oil	577.6	502.4	15.0%	574.0	512.0	12.1%
Products	61.1	70.1	(12.8)%	66.9	89.1	(24.9)%
Natural Gas	9.2	17.5	(47.4)%	12.7	20.7	(38.6)%
Total Export Sales	647.9	590.0	9.8%	653.6	621.8	5.1%

Total Sales Volume	1,018.7	960.0	6.1%	1,028.0	994.2	3.4%

b.1) Market in Colombia (36% of total sales in the second quarter of 2015):

Local sales in the second quarter of 2015 remained relatively stable:

•	Lower sales of local crude because of the higher export evacuation capacity.

•	Increased gasoline sales due to 1) higher local demand, and 2) reduction in the price differential between gasoline and diesel.

b.2) International Market (64% of total sales in the second quarter of 2015):

Export volumes increased 9.8% in the second quarter of 2015 as compared to the second quarter of 2014, mainly as a result of the net effect of:

•	Increase in crude exports due to: 1) higher Group production and higher royalties purchases in line with the higher production; and 2) higher availability of the transportation systems for exporting crude.

•	Decreased exports of refined products, especially fuel oil, due to lower throughput at the Barrancabermeja refinery which resulted in a production decrease. This effect was partially offset by increased exports by Propilco and Comai.

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•	Decreased natural gas exports due to the natural decline in production at the Guajira fields and maintenance of the Riohacha well.

Export markets:

Table 3: Export Markets

A	B	C	D	E	F	G	H	I	J
Export destinations - Crudes (mbod)					Export destinations - Products (mboed)
Destination	2Q 2015	2Q 2014	1H 2015	1H 2014	Destination	2Q 2015	2Q 2014	1H 2015	1H 2014
Asia	162.8	201.3	158.9	206.1	Asia	27.4	19.0	21.2	20.6
U.S. Gulf Coast	129.4	130.4	140.1	127.2	U.S. Gulf Coast	4.8	1.8	9.8	14.2
U.S. West Coast	42.0	26.0	47.0	38.0	U.S. West Coast	0.0	0.0	3.9	0.0
U.S. East Coast	42.0	0.0	24.0	5.5	U.S. East Coast	3.5	9.7	5.7	12.5
Europe	82.5	91.2	81.9	84.0	Europe	1.1	0.2	2.9	5.5
Central America / Caribbean	94.6	44.5	102.3	42.2	Central America / Caribbean	18.6	33.4	17.3	30.3
South America	13.0	9.0	10.0	9.0	South America	5.7	6.0	6.1	6.0
Other	11.3	0.0	9.8	0.0	Other	0.0	0.0	0.0	0.0
Total	577.6	502.4	574.0	512.0	Total	61.1	70.1	66.9	89.1

•	Crude oil: An increased share of our crude oil exports were destined for the East and West Coasts of the United States resulting from attractive refining margins and a higher interest in our crudes due to the lower competitiveness of U.S. domestic crude. Conversely, the increase in exports to the East and West Coasts of the United States also led to a reduction in the share of our crude oil exports destined for Asia. Exports also increased to Central America as that market is a transit point for exports bound for other markets.

In line with our strategy of diversifying the destination of our exports and increasing our footprint in the Asian market, Ecopetrol will deliver its first crude oil cargo to Japan in August after closing negotiations with the company JX Nippon for the sale of 2 million barrels of Castilla crude to feed that company’s refinery system.

During the second quarter of 2015, our crude export basket was indexed as follows: Brent (70.5%), Maya (29.1%) and WTI (0.4%).

•	Refined Products: Exports of fuel oil to Asia increased due to the opening of high conversion refineries in Saudi Arabia and the United Arab Emirates which decreased Middle Eastern fuel oil supplies.

b.	Crude, Refined Products and Gas Prices

The following table shows the average prices of Brent, Maya and Texas light sweet (WTI) crude for the second quarter of 2015 and the first half of 2015.

Table 4: Price of Crude References

A	B	C	D	E	F	G
Prices of crude references (Average, US$/Bl)	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Brent	63.4	109.8	(42.3)%	59.1	108.8	(45.7)%
MAYA	55.3	95.8	(42.3)%	49.6	92.5	(46.4)%
WTI	57.8	103.0	(43.9)%	53.2	100.7	(47.2)%

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The following table shows the average sales prices of our crude oil basket, refined products basked and natural gas basket during the second quarter of 2015 and the first half of 2015.

Table 5: Average Sales Price

A	B	C	D	E	F	G	H	I
Average Sales Price				Sales Volume (mboed)				Sales Volume (mboed)
(US$/Bl)	2Q 2015	2Q 2014	∆ (%)	2Q 2015	1H 2015	1H 2014	∆ (%)	1H 2015
Crude oil basket	53.0	97.0	(45.4)%	584.6	47.9	94.0	(49.0)%	587.5
Products basket	66.9	114.5	(41.6)%	337.2	67.5	116.9	(42.3)%	343.2
Natural gas basket	21.1	24.5	(13.9)%	96.9	22.4	24.4	(8.2)%	97.3

Crude:

International crude oil prices sharply decreased during the second quarter of 2015 (Brent -US$46.4/Bl, Maya -US$40.5/Bl and WTI –US$45.2/Bl) as a result of the oversupply in the market and high levels of crude inventory worldwide.

The crude oil basket price decreased during the second quarter of 2015 reflecting the behavior of the indexes used in the term contracts and spot contracts, with a price decrease of -US$44.0/Bl.

The differential between the crude oil basket price and the Brent crude price narrowed by US$2.3/Bl (2Q-2015: –US$10.4/Bl vs. 2Q-2014: -US$12.8/Bl) due to the aforementioned higher demand from refineries in the United States and lower participation of heavier crude.

Refined Products:

The refined products sale basket price fell by US$47.6 per barrel during the second quarter of 2015 as compared to the second quarter of 2014 due to the drop in international benchmarks prices: gasoline (-US$39.6/Bl), diesel (-US$45.7/Bl) and jet (-US$46.9/Bl), consistent with Brent prices during the same period.

Natural gas:

During the second quarter of 2015, natural gas prices decreased due to: 1) decrease in the real price of the gas from La Guajira (4.53 USD/MBTU compared to 5.05 USD/MBTU during the same period of 2014) due to market conditions, 2) decrease in the real price of the Cusiana-Cupiagua gas (2.99 USD/MBTU compared to 3.29 USD/MBTU in the same period a year ago) due to the new commercial agreements, and 3) a revised benchmark price based on regulated formula linked to fuel oil that applies to exports (5.67 USD/MBTU in 2014 compared to 4.08 USD/MBTU in 2015).

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c.	Financial results

Table 6: Consolidated Income Statement

A	B	C	D	E	F	G	H	I
Consolidated Income Statement
COP$ Billion	2Q 2015*	2Q 2014*	∆ ($)	∆ (%)	1H 2015*	1H 2014*	∆ ($)	∆ (%)
Local Sales	5,340.3	6,233.4	(893.1)	(14.3)%	10,057.3	12,692.6	(2,635.3)	(20.8)%
Export Sales	7,799.9	9,798.2	(1,998.3)	(20.4)%	14,273.9	20,499.1	(6,225.2)	(30.4)%
Sale of services	869.4	900.6	(31.2)	(3.5)%	1,979.3	1,711.8	267.5	15.6%
Total Sales	14,009.6	16,932.2	(2,922.6)	(17.3)%	26,310.5	34,903.5	(8,593.0)	(24.6)%
Variable Costs	7,077.4	8,051.3	(973.9)	(12.1)%	13,513.9	16,670.9	(3,157.0)	(18.9)%
Fixed Costs	2,343.9	2,547.2	(203.3)	(8.0)%	4,462.0	4,696.5	(234.5)	(5.0)%
Cost of Sales	9,421.3	10,598.5	(1,177.2)	(11.1)%	17,975.9	21,367.4	(3,391.5)	(15.9)%
Gross Profits	4,588.3	6,333.7	(1,745.4)	(27.6)%	8,334.6	13,536.1	(5,201.5)	(38.4)%
Operating Expenses	1,039.1	1,421.5	(382.4)	(26.9)%	2,427.5	2,359.3	68.2	2.9%
Operating Income/Loss	3,549.2	4,912.2	(1,363.0)	(27.7)%	5,907.1	11,176.8	(5,269.7)	(47.1)%
Financial Income/Loss	(779.0)	(87.0)	(692.0)	795.4%	(2,309.3)	(207.9)	(2,101.4)	1,010.8%
Results from Subsidiaries	46.6	127.4	(80.8)	(63.4)%	47.4	142.8	(95.4)	(66.8)%
Provision for Income Tax	(1,121.3)	(2,193.9)	1,072.6	(48.9)%	(1,593.7)	(4,288.1)	2,694.4	(62.8)%
Net Income Consolidated	1,695.5	2,758.7	(1,063.2)	(38.5)%	2,051.5	6,823.6	(4,772.1)	(69.9)%
Non-controlling interests	(188.9)	(161.9)	(27.0)	16.7%	(384.9)	(338.6)	(46.3)	13.7%
Equity holders of Ecopetrol**	1,506.6	2,596.8	(1,090.2)	(42.0)%	1,666.6	6,485.0	(4,818.4)	(74.3)%
Other comprehensive income	459.1	(421.6)	880.7	(208.9)%	1,170.1	(288.9)	1,459.0	(505.0)%

EBITDA	4,508.0	6,519.8	(2,011.8)	(30.9)%	7,566.5	14,217.9	(6,651.4)	(46.8)%
EBITDA Margin	32.2%	38.5%			28.8%	40.7%

* Figures are unaudited

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

Sales revenues decreased by COP$2,923 billion, or 17.3%, during the second quarter of 2015 as compared to the same period of 2014, as a combined result of:

•	A US$44 per barrel reduction in the price of our crude basket, resulting in a decrease of COP$7,042 billion.

•	The effects of the devaluation of the Colombian peso against the U.S. dollar that went from an average of COP$ 1,914/US in the second quarter of 2014 to COP$ 2,501/US in the second quarter of 2015, resulting in a COP$3,098 billion increase in sales revenues.

•	A 58.7 mboed increase in sales volume resulting in a COP$1,021 billion rise in sales revenues, mainly representing increased crude exports due to higher availability in the transport system.

Cost of sales in second quarter 2015 declined by 11% (-COP$1,177 billion) as a result of:

•	Variable costs: decrease by 12% (-COP$974 billion), resulting from:

a) A COP$1,366 billion reduction in the purchase prices of crude, gas and refined products due to the net effect of:

o	Reduced average purchase price given international benchmark prices: -COP$2,880 billion.

o	A 31% devaluation of the average exchange rate of the Colombian peso against the U.S. dollar: +COP$1,065 billion.

o	An increase in purchased volumes of diluent due to increased heavy crude production and third-party crude because of higher availability of the Oleoducto Trasandino pipeline due to fewer public order incidents, and higher gasoline imports because of greater internal demand: +COP$449 billion.

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b)	A COP$167 billion reduction in transport costs resulting from an optimization in the use of tanker trucks due to more stable operating conditions and the reduced number of attacks on our infrastructure in 2015.

c)	A decrease in inventory valuations because of the drop in international price indexes, which generates lower value of inventories and increment in the cost: +COP$385 billion.

d)	A COP$117 billion increase in amortizations, depreciations and depletions due to capitalizations and increased production by Ecopetrol S.A. and Ecopetrol America Inc. due to the beginning of operations at the Dalmatian well in the second quarter of 2014.

e)	Other variable items: +COP$57 billion.

•	Fixed costs: a decline of 8% (-COP$203 billion), as a result of:

a)	A COP$144 billion decrease in contracted services due primarily to operating cost optimization by Ecopetrol S.A. in its contracts relating to the Rubiales, Nare and Quifa fields, as well as due to the application of a high price clause in the Cravo Norte field in 2014.

b)	A COP$54 billion decrease in maintenance costs as a result of optimization by Ecopetrol S.A. by means of: services and quantities re-structuring, as well as renegotiation of fees in production field´s maintenance contracts.

c)	Other items: -COP$5 billion

Attacks to our infrastructure negatively impacted our results for the first half of 2015 in the amount of COP$33 billion, including costs associated with frequent repairs of the South and Caño Limon systems, dismantling of illicit connections, resumption of pipelines operations and area decontamination but excluding costs associated with deferred production and reduced sales.

Operating expenses decreased 27% (-COP$382 billion), as a combined result of:

•	A COP$260 billion decrease in exploratory expenditures due to decreased seismic activity and fewer dry wells reported in the period.

•	A COP$52 billion decrease in provisions mainly of Ecopetrol S.A. related to contingencies for legal proceedings.

•	A COP$33 billion decrease in accrued taxes, mainly Industry and Commerce and Financial Transaction taxes.

•	A COP$20 billion decline in losses due to theft and attacks because of fewer public order incidents in 2015.

•	Other operating items: -COP$17 billion.

Operating margin decreased to 25% in the second quarter of 2015 as compared to 29% in the same period of 2014.

Net financial (non-operating) loss recorded a higher loss of COP$692 billion in the second quarter of 2015 as compared to the same period of 2014, as a net result of:

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•	A COP$617 billion loss on exchange rate differences: income of COP$166 billion was recorded in the second quarter of 2014, while in the same period of 2015, an expense of COP$451 billion was recorded.

The exchange rate difference expense was generated mainly by Ecopetrol S.A. with COP$650 billion, because of its net liability position of US$8,202 million at the end of June 2015.

•	A COP$64 billion increased interest expense due to the company’s increased leverage.

•	Other financial expenditures for: +COP$11 billion.

Affiliated company results decreased by COP$81 billion in the second quarter of 2015, primarily due to a decrease in net income by Equión and Savia as a consequence of decreased international crude oil prices.

The 49% decrease (-COP$1,073 billion) in the income tax expenditure is largely explained by the lower profit in the period.

As a result of the above, the quarter’s net result of the equity holders of Ecopetrol was a profit of COP$1,507 billion, 42% less than the corresponding net result of the second quarter of 2014.

EBITDA decreased by 31% to COP$4,508 billion in the second quarter of 2015 as compared to the same period of 2014 and EBITDA margin was 32% in the second quarter of 2015 as compared to 39% in the second quarter of 2014.

d.	Balance Sheet

Table 7: Balance Sheet

A	B	C	D	E
Consolidated Balance Sheet
(COP$ Billion)	June 30, 2015	March 31, 2015	∆ ($)	∆ (%)
Current Assets	27,523.1	25,481.8	2,041.3	8.0%
Non Current Assets	98,647.5	95,707.5	2,940.0	3.1%
Total Assets	126,170.6	121,189.3	4,981.3	4.1%
Current Liabilities	21,381.5	22,873.2	(1,491.7)	(6.5)%
Long Term Liabilities	55,651.5	51,436.1	4,215.4	8.2%
Total Liabilities	77,033.0	74,309.3	2,723.7	3.7%
Equity	49,137.6	46,880.0	2,257.6	4.8%
Non controlling interest	1,710.0	1,471.8	238.2	16.2%
Total Liabilities and Shareholders' Equity	126,170.6	121,189.3	4,981.3	4.1%

The main variations in the Balance Sheet during the second quarter of 2015 compared to the end of March 2015 can be explained by:

•	A COP$2,041 billion increase in current assets resulting primarily from the proceeds from a bond issue in June 2015 in the amount of US$1.5 billion maintained in short term investments, cash and equivalents.

•	Non-current assets increased by +COP$2,940 billion, due mainly to the increases in:

10

o	Construction in progress: A COP$883 billion increase, of which Reficar accounted for COP$840 billion as a result of project capitalizations associated with the new refinery, and other lesser capitalizations in affiliates of +COP$43 billion.

o	Pipelines and networks: A COP$527 billion increase, of which Ecopetrol S.A. accounted for COP$205 billion resulting from the acquisition of facilities to bring the terminal Nestor Pineda into line, in Cenit for +COP192 billion, in Ocensa for COP$81 billion, and other minor increases in affiliates of +COP$49 billion.

o	Plant and equipment: A COP$495 billion increase primarily due to the capitalization of Cenit in the amount of COP$217 billion; Ecopetrol S.A. COP$150 billion; Reficar COP$92 billion; and other minor increases in affiliates COP$36 billion.

o	Natural resources: A COL$950 billion increase, mainly due to capitalizations of Ecopetrol field projects in the amounts COP$698 billion, in Ecopetrol America Inc for +COP$267 billion, and other minor variations in affiliates for -COP$15 billion.

o	Other variations for +COP$85 billion.

•	Current liabilities declined by -COP$1,492 billion versus last year due to -COP$828 billion in dividend payments to minority shareholders, payment of the second income tax installment and CREE for -COP$290 billion, wealth tax payable of –COP$239 billion, and other minor variations for –COL$135 billion.

•	Long-term liabilities increased by COP$4,215 billion mainly as a result of the Ecopetrol’s international bond issuance in June 2015 in the amount of US$1.5 billion.

•	The Group’s equity without taking into account the non-controlling interest[2] was COP$47,428 billion, an increase of +COP$2,019 billion compared to end of March 2015 mainly as a result of the quarter’s profit and the other integral result associated with the conversion adjustment due to functional currency of affiliates Hocol Petroleum Limited and Reficar.

In accordance with IFRS-1 (Adoption for the first time) 2015 is the year of transition. Then adjustments have been made in the opening balance that do not exceed 1% of the values reported in the first quarter of 2015.

e.	Credit Rating

Ecopetrol’s S.A. credit ratings were reviewed and ratified by three credit rating agencies during the second quarter of 2015, as follows:

•	Moody’s Investors Services affirmed Ecopetrol’s long-term international rating at Baa2 with a stable outlook.

•	Fitch Ratings affirmed Ecopetrol’s international and local ratings at BBB and BBB+, respectively. It reaffirmed the long-term local rating at AAA(col) and the short-term local rating at F1+(col). All ratings maintained their stable outlook.

•	Standard & Poor’s maintained Ecopetrol’s long-term international rating at BBB with a stable outlook.

2 The consolidation method of global integration applied to Ecopetrol adds each of the lines of the P&L and the Balance sheet of all of the Group companies. The stake that does not belong to the Corporate Group should be recognized in a separate line (minority interest or non-controlling interest).

11

f.	Financing

Ecopetrol carried out an international bond issuance with settlement date on June 26th of 2015, with the following terms:

Table 8: International Bond Issuance

Summary of June 2015 International Bond Issuance
Term:	11 years
Maturity date:	June 26, 2026
Amount:	US$1,500,000,000
Price:	99.328
Yield:	5.457%
Amortization:	Bullet
Coupon Rate:	5.375%

g.	Results by Business Segment

The following table presents our business segment results for the periods indicated:

Table 9: Quarterly Results by Segment

A	B	C	D	E	F	G	H	I	J	K
Quarterly Results by Segment	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	2Q 2015	2Q 2014	2Q 2015	2Q 2014	2Q 2015	2Q 2014	2Q 2015	2Q 2014	2Q 2015	2Q 2014
Local Sales	2,289	3,104	4,954	5,619	82	37	(1,983)	(2,527)	5,342	6,233
Export Sales	6,953	8,592	787	1,171	-	-	59	35	7,799	9,798
Sales of services	2	17	60	8	2,385	1,908	(1,578)	(1,032)	869	901
Total Sales	9,244	11,713	5,801	6,798	2,467	1,945	(3,502)	(3,524)	14,010	16,932
Variable Costs	5,099	5,025	4,668	5,922	31	49	(2,721)	(2,945)	7,077	8,051
Fixed Costs	1,713	1,708	428	462	778	857	(575)	(480)	2,344	2,547
Cost of Sales	6,812	6,733	5,096	6,384	809	906	(3,296)	(3,425)	9,421	10,598
Gross profit	2,433	4,980	705	415	1,659	1,038	(208)	(98)	4,589	6,334
Operating Expenses	727	885	285	396	91	193	(63)	(53)	1,040	1,421
Operating Profit	1,706	4,095	420	19	1,568	845	(145)	(45)	3,549	4,913
Non Operating Profit/Loss	(610)	30	30	(32)	(287)	(98)	88	13	(779)	(87)
Results from Subsidiaries	38	120	9	7	-	-	-	-	47	127
Income tax benefits (expense)	(496)	(1,852)	(163)	(22)	(462)	(320)	-	-	(1,121)	(2,194)
Net Income Consolidated	638	2,393	296	(28)	819	427	(57)	(32)	1,696	2,759
Non-controlling interest	-	-	-	-	189	162	-	-	189	162
Equity holders of Ecopetrol	638	2,393	296	(28)	630	265	(57)	(32)	1,507	2,597

EBITDA	2,699	5,667	672	217	1,193	668	(56)	(32)	4,508	6,520
EBITDA Margin	29.2%	48.4%	11.6%	3.2%	48.4%	34.3%	1.6%	0.9%	32.2%	38.5%

Table 10: Accumulated Results by Segment

A	B	C	D	E	F	G	H	I	J	K
Results by Segment	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014
Local Sales	4,168	6,336	9,159	11,186	153	65	(3,423)	(4,894)	10,057	12,693
Export Sales	12,597	18,060	1,677	3,109	-	-	(1)	(670)	14,274	20,499
Sales of services	34	51	72	104	4,806	3,810	(2,933)	(2,253)	1,979	1,712
Total Sales	16,800	24,447	10,908	14,399	4,959	3,874	(6,356)	(7,817)	26,310	34,904
Variable Costs	9,332	10,640	8,847	12,567	246	199	(4,912)	(6,735)	13,514	16,671
Fixed Costs	3,336	3,249	896	909	1,461	1,458	(1,231)	(919)	4,462	4,697
Cost of Sales	12,668	13,889	9,744	13,475	1,707	1,657	(6,143)	(7,654)	17,976	21,367
Gross profit	4,132	10,558	1,165	924	3,252	2,218	(214)	(163)	8,335	13,536
Operating Expenses	1,458	1,557	727	640	371	267	(129)	(105)	2,427	2,359
Operating Profit	2,673	9,001	438	284	2,881	1,950	(85)	(58)	5,907	11,177
Non Operating Profit/Loss	(1,814)	(9)	(339)	(81)	(140)	(106)	(17)	(12)	(2,309)	(208)
Resultado de participación en asociadas	39	132	9	10	-	-	-	-	47	143
Income tax benefits (expense)	(427)	(3,516)	(112)	(125)	(1,055)	(648)	-	-	(1,594)	(4,288)
Ganancia Neta Consolidada	471	5,609	(5)	88	1,687	1,197	(102)	(70)	2,051	6,824
Minority interest	-	-	(2)	(2)	387	341	-	-	385	339
Net Income	471	5,609	(2)	91	1,300	856	(102)	(70)	1,667	6,485

EBITDA	4,239	11,863	744	745	2,686	1,681	(102)	(70)	7,566	14,218
EBITDA Margin	25.2%	48.5%	6.8%	5.2%	54.2%	43.4%	1.6%	0.9%	28.8%	40.7%

12

Exploration and Production

Although there was an increase of 9% in the volumes of crude sold, revenues for the second quarter of 2015 decreased 21% when compared to the same period of last year. The decrease in revenues is attributable to the net effect of the falling prices of the crude export basket of Ecopetrol, which decrease by 46.3%, and the 31% increase in the average exchange rate.

Cost of sales in the segment increased by 1% mainly due to: 1) A 26% increase in the costs of crude transportation services as a result of the effect of the devaluation of the exchange rate on dollar-denominated transport rates, 2) A 25% decrease in costs of contracted services, maintenance and supplies resulting from renegotiations of contracts, and 3) Reduction in crude purchasing costs due to the decrease in international prices.

Operating expenses decreased by 18% during the second quarter of 2015 when compared to the same period of 2014 mainly due to a 51% decrease in exploration costs owing to lower seismic activity and fewer drilling campaigns.

The (non-operating) net financial result presented a loss when compared to the second quarter of 2014, mainly due to the effect of exchange rate difference on the net liability position of Ecopetrol.

As a net result, the segment had a profit of COP$638 billion in the second quarter of 2015 versus a profit in the same period of 2014 of COP$2.393 billion.

Refining and Petrochemicals

Revenues for the second quarter of 2015 decreased 15% when compared to the same period of last year mainly due to the fall in international indexes of refined product prices.

Cost of sales in the segment declined 20% due to the lower cost of raw materials, in line with lower international crude prices.

The gross sales margin increased to 12% during the second quarter of 2015 from 6% on the same period of 2014. This increase was a result of 1) a smaller decrease in the sales price of refining products as compared to the drop in cost of raw materials. 2) increased recovery of valuable products by implementing initiatives to rise the production of middle distillates which offset the lower availability of light and medium crudes in the feedstock, and 3) lower operating costs as a result of optimization strategies.

Operating expenses decreased 28% mainly due to lower value of tax expense (industry and commerce and financial transaction taxes), project expenditures and general expenses in 2015 compared to 2014.

The consolidated segment operating income increased by COP$401 billion.

Thus, the segment posted a net income of COP$296 billion, compared with a loss in the same quarter of last year of COP$28 billion.

Transport and Logistics

Revenues for the second quarter of 2015 increased 27% due to: 1) higher volumes transported to third parties by Cenit, Ocensa and ODL, and 2) the positive effect of the devaluation of the exchange rate on the dollar-denominated tariffs.

13

Cost of sales and contracted services decreased by 11% mainly due to the efforts carried out by the companies of the segment to reduce operating and maintenance cost.

Operating expenses decreased compared to the second quarter of last year by COP$102 billion, mainly due to the decrease in losses from attacks.

The (non-operating) net financial result was lower compared to the second quarter of last year, mainly due to the recording of higher interest expenses and the effect of the exchange rate difference over the net position of the transportation companies.

As a result of the above, the segment posted a net income of COP$630 billion versus COP$265 billion in the second quarter of 2014.

h.	Saving initiatives

As of June 30, 2015, Ecopetrol S.A. reports a reduction of COP$0.6 trillion in cost and expenditures, compared with those reported in the first half of 2014. The breakdown by business segments is as follows:

Graph 1- Savings in Cost and Expenditures of Ecopetrol S.A.

Trillion pesos

The main aspects optimized in each business segment are:

Production: contract renegotiation (lower fees and quantities) and improved maintenance strategy.

Refining: higher efficiencies in maintenance, and lower expenses, due to the renegotiation of product purchases and import fees.

Corporate: optimization of health, transportation, and maintenance of non-operational and information technology services.

Transport: following the new strategy, the maintenance contracts were transferred to Cenit, generating savings for Ecopetrol via renegotiation with contractors and prioritization of maintenance activities, according with the assessed level of risk.

Ecopetrol is looking for higher efficiencies aimed at obtaining savings of COP$1.4 trillion in 2015 and structural efficiencies in line with the long-term savings target of COP$6 trillion between 2015 and 2020.

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II.	Operating Results

a.	Investments*

Table 11: Investments by Ecopetrol´s Corporate Group

A	B	C	D	E
1H 2015 (US$ million)
Segment	Ecopetrol S.A.	Affiliates and Subsidiaries**	Total	Allocation by segment
Production	1,335.2	235.5	1,570.7	50.3%
Refining, Petrochemicals and Biofuels	73.6	817.6	891.2	28.5%
Exploration	124.4	109.9	234.3	7.5%
Transportation	16.4	384.0	400.4	12.8%
Corporate	25.8	0.0	25.8	0.8%
New Business***	2.5	0.0	2.5	0.1%
Supply and Marketing	0.8	0.0	0.8	0.0%
Total	1,578.7	1,547.0	3,125.7	100.0%

*Figures in this table differ from the capital expenditure figures presented in the Consolidated Statement of Cash Flows on page 27 because the figures in this table include both operating expenditures and capital expenditure outflows of investment projects, while the investment line of the Consolidated Statement of Cash Flows includes capital expenditures only.

**Prorated according to Ecopetrol’s stake.

***Corresponds to our new organizational structure and refers to investments approved by the Office of Mergers and Acquisitions and New Business Management. These funds were part of the Corporate segment until 2014.

Investments in the first half of 2015 were US$3,125.7 million (Ecopetrol S.A. itself accounting for 50.5% of that amount while affiliates and subsidiaries accounted for 49.5%). These investments were distributed as follows:

•	Production (50.3%): The drilling campaign, especially in the fields Chichimene, Rubiales and La Cira-Infantas, and expansion of the Acacias and Chichimene stations.

•	Refining, Petrochemicals and Biofuels (28.5%): the Industrial Services Master Plan of the Barrancabermeja refinery and the Cartagena refinery modernization project.

•	Transport (12.8%): the Reficar logistics project, to ensure the supply of crude and liquid products for the refinery and the development of the Ocensa P135 project.

•	Exploration (7.5%): Drilling of the Kronos exploratory well and the appraisal well Oripaya-3.

b.	Exploration

Exploration in Colombia:

The following table summarizes the results of our exploration activities in Colombia for the periods indicated:

Table 12: Wildcats in Colombia

A	B	C	D	E	F	G	H	I
	2Q 2015				1H 2015
Company	Drilled	Hydrocarbon Presence*	Under Evaluation	Dry	Drilled	Hydrocarbon Presence*	Under Evaluation	Dry
Ecopetrol S.A.	0	0	0	0	0	0	0	0
Hocol S.A.	0	0	0	0	1	1	0	0
Total	0	0	0	0	1	1	0	0

*geological success

15

During the second quarter of 2015, Ecopetrol drilled the appraisal well Oripaya-3. The Kronos exploratory well located in ultra-deep waters off the Colombian Caribbean was being drilled at the end of the second quarter of 2015. Ecopetrol holds a 50% stake in this well, along with the operator, Anadarko Petroleum Corporation, which holds the remaining 50% stake.

On July 28, Kronos well confirmed the presence of gas in ultra-deep waters. The discovery proves the geological model proposed for an unexplored area, with high hydrocarbon potential.

International exploration:

During the second quarter of 2015, Ecopetrol America Inc. began drilling the exploratory well Sea Eagle in deep waters off the Gulf of Mexico. Ecopetrol America Inc. holds a 50% stake in this well, along with the operator, Murphy Oil Corporation, which holds 35% stake, and PetroVietnam with 15%. This well was closed and abandoned on July, 2015.

c.	Production

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 13: Gross* Oil and Gas Group´s Production**

A	B	C	D	E	F	G	H	I
Ecopetrol S.A. (mboed)	2Q 2015	2Q 2014	∆ (%)	∆ (bls)	1H 2015	1H 2014	∆ (%)	∆ (bls)
Crude Oil	593.3	561.4	5.7%	31.9	595.6	574.7	3.6%	20.9
Natural Gas***	120.9	123.5	(2.1)%	(2.6)	122.5	126.5	(3.2)%	(4.0)
Total	714.2	684.9	4.3%	29.3	718.1	701.2	2.4%	16.9

Hocol (mboed)	2Q 2015	2Q 2014	∆ (%)	∆ (bls)	1H 2015	1H 2014	∆ (%)	∆ (bls)
Crude Oil	21.1	22.2	(5.0)%	(1.1)	20.6	22.4	(8.0)%	(1.8)
Natural Gas	0.1	0.1	0.0%	0.0	0.1	0.2	(50.0)%	(0.1)
Total	21.2	22.3	(4.9)%	(1.1)	20.7	22.6	(8.4)%	(1.9)

Savia (mboed)	2Q 2015	2Q 2014	∆ (%)	∆ (bls)	1H 2015	1H 2014	∆ (%)	∆ (bls)
Crude Oil	5.0	5.5	(9.1)%	(0.5)	5.0	5.4	(7.4)%	(0.4)
Natural Gas	1.2	1.0	20.0%	0.2	1.2	1.1	9.1%	0.1
Total	6.2	6.5	(4.6)%	(0.3)	6.2	6.5	(4.6)%	(0.3)

Equion (mboed)****	2Q 2015	2Q 2014	∆ (%)	∆ (bls)	1H 2015	1H 2014	∆ (%)	∆ (bls)
Crude Oil	11.5	9.1	26.4%	2.4	10.7	9.2	16.3%	1.5
Natural Gas	8.8	8.4	4.8%	0.4	8.8	8.4	4.8%	0.4
Total	20.3	17.5	16.0%	2.8	19.5	17.6	10.8%	1.9

Ecopetrol America-K2 (mboed)	2Q 2015	2Q 2014	∆ (%)	∆ (bls)	1H 2015	1H 2014	∆ (%)	∆ (bls)
Crude Oil	2.8	1.0	180.0%	1.8	3.1	1.3	138.5%	1.8
Natural Gas	2.9	1.9	52.6%	1.0	3.0	1.0	200.0%	2.0
Total	5.7	2.9	96.6%	2.8	6.1	2.3	165.2%	3.8

Ecopetrol Corporate Group (mboed)	2Q 2015	2Q 2014	∆ (%)	∆ (bls)	1H 2015	1H 2014	∆ (%)	∆ (bls)
Crude Oil	633.7	599.2	5.8%	34.5	635.0	613.0	3.6%	22.0
Natural Gas	133.9	134.9	(0.7)%	(1.0)	135.6	137.2	(1.2)%	(1.6)
Total Group's production	767.6	734.1	4.6%	33.5	770.6	750.2	2.7%	20.4

* Gross production includes royalties and prorated according to Ecopetrol´s stake in each company

** Equion and Savia do not consolidate within the Corporate Group

*** Gas production includes white products

*** The production breakdown of crude oil and gas for 2014 was modified in order to reflect the production of white products in the production of gas

16

In comparison with the second quarter of 2014, the Group’s production increased by 33.5 mboed, or 4.6%, during the second quarter of 2015. The increase was driven by improved production at the Castilla and Chichimene fields following the start-up of operations at the new facilities and the current drilling campaign in those fields. In addition, production at the Caño-Limón field increased by 15 mboed during the second quarter of 2015, due to a lower impact of attacks on infrastructure during the second quarter of 2015 compared with the second quarter of last year.

The increase in production helped to counteract certain operating restrictions, especially those related to our water disposal capacity in the Rubiales field, the natural decline of the Guajira fields and the reduction of Ecopetrol’s production due to the high price clause of certain contracts.

With respect to the previous quarter, production decreased 5.8 mboed (0.7%), mainly due to the attacks of June that affected the Caño Limón, Gibraltar and Southeast fields as well as the effect of the decrease in prices over Ecopetrol’s share in contracts that include the high price clause, mainly Quifa and La Cira - Infantas.

Projects to increase the recovery factor:

During the second quarter of 2015, two pilot projects were launched to increase the recovery factor, a water injection project at the Suria field and a chemical injection project at the Caracara field. A third pilot project, a water injection pilot at the Tisquirama field, is in the startup testing stage and is expected to begin operations at the end of July 2015. In addition, we made progress in well drilling and construction of facilities required to launch four other pilot projects that are part of our objectives for this year.

The air injection pilot program at the Chichimene field reached 80% completion in the building of surface facilities and 95% completion in the development of the connectivity test, with favorable results to date. The company has executed 21 recovery pilot programs to date, with total injection of 12 million barrels of water, 8 million barrels of improved water and 67 million cubic meters of gas since the beginning of the recovery pilot programs in 2013. Twelve pilot programs have yielded increases in well pressure and 11 increases in crude production in their respective areas.

The following table summarizes the average production of our main fields by region for the periods indicated:

17

Table 14: Average Production Main Fields by Region – Ecopetrol´s Net Interest

A	B	C	D	E	F	G
	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Central Region	98.0	92.6	5.8%	99.2	94.6	4.9%
1) La Cira - Infantas	22.9	24.2	(5.4)%	23.9	24.6	(2.8)%
2) Casabe	22.6	22.0	2.7%	23.2	21.7	6.9%
3) Yarigui	17.4	17.6	(1.1)%	17.1	17.3	(1.2)%
4) Other	35.1	28.8	21.9%	35.0	31.0	12.9%
Orinoquia Region	259.9	218.7	18.8%	259.2	218.3	18.7%
1) Castilla	123.1	103.0	19.5%	120.6	103.4	16.6%
2) Chichimene	77.8	49.3	57.8%	78.9	48.3	63.4%
3) Cupiagua	36.6	39.1	(6.4)%	36.0	39.0	(7.7)%
4) Other	22.4	27.3	(17.9)%	23.7	27.6	(14.1)%
South Region	32.9	35.3	(6.8)%	33.8	35.8	(5.6)%
1) San Francisco	8.3	9.3	(10.8)%	8.4	9.5	(11.6)%
2) Huila Area	8.7	9.3	(6.5)%	9.0	9.4	(4.3)%
3) Tello	4.9	4.5	8.9%	4.9	4.5	8.9%
4) Other	11.0	12.2	(9.8)%	11.5	12.4	(7.3)%
Associated Operations	295.7	308.0	(4.0)%	297.3	321.9	(7.6)%
1) Rubiales	94.3	109.1	(13.6)%	93.9	109.9	(14.6)%
2) Guajira	44.1	51.3	(14.0)%	45.7	53.5	(14.6)%
3) Quifa	23.8	31.4	(24.2)%	24.8	33.3	(25.5)%
4) Caño Limón	30.6	15.4	98.7%	31.3	24.5	27.8%
5) Cusiana	32.8	33.9	(3.2)%	32.8	33.6	(2.4)%
6) Other	70.1	66.9	4.8%	68.8	67.1	2.5%
Minor Fields	27.7	30.3	(8.6)%	28.6	30.6	(6.5)%
Direct Operation	4.6	4.0	15.0%	4.6	3.6	27.8%
Associated Operation	23.1	26.3	(12.2)%	24.0	27.0	(11.1)%
Total	714.2	684.9	4.3%	718.1	701.2	2.4%
Direct Operation	395.4	350.6	12.8%	396.8	352.3	12.6%
Associated Operation	318.8	334.3	(4.6)%	321.3	348.9	(7.9)%
Hocol
1) Ocelote	13.7	15.2	(9.9)%	13.7	14.9	(8.1)%
2) Other	7.5	7.2	4.2%	7.0	7.6	(7.9)%
Equion*
1) Piedemonte	14.5	11.4	27.2%	13.7	11.5	19.1%
2) Tauramena / Chitamena	4.5	4.7	(4.3)%	4.5	4.7	(4.3)%
3) Other	1.3	1.4	(7.1)%	1.3	1.4	(7.1)%
Savia*
1) Lobitos	2.2	2.5	(12.0)%	2.2	2.4	(8.3)%
2) Peña Negra	1.8	1.8	0.0%	1.8	1.8	0.0%
3) Other	1.0	1.2	(16.7)%	1.0	1.2	(16.7)%
Ecopetrol America Inc.
1) Dalmatian	4.5	2.2	104.5%	4.8	1.1	336.4%
2) k2	1.2	0.7	71.4%	1.3	1.2	8.3%

*Equión and Savia are not consolidated in the Ecopetrol Group.

18

The following table summarizes the results of our crude oil production by type of crude for the periods indicated:

Table 15: Corporate Group Production per Type of Crude

A	B	C	D	E	F	G
	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Light	63.9	60.0	6.5%	62.0	61.1	1.5%
Medium	214.3	211.8	1.2%	217.5	222.7	(2.3)%
Heavy	355.5	327.4	8.6%	355.5	329.2	8.0%
Total	633.7	599.2	5.8%	635.0	613.0	3.6%

Lifting Cost

The lifting cost per barrel produced by the Group, not including production corresponding to royalties, was US$7.47 per barrel for the second quarter of 2015, which represented a US$4.88 per barrel reduction when compared with US$12.35 for the same period of 2014. This reduction was primarily due to:

•	The effects of the devaluation of the average exchange rate of Colombian peso against the U.S. dollar resulting in a US$2.29 per barrel decrease due to the re-expression of peso-denominated cost in US dollars at a higher exchange rate (COP$2,501.05/US in the second quarter of 2015 versus COP$1,913.61/US in the same quarter of 2014).

•	A cost effect resulting in a US$2.27/Bl decrease in lifting costs due to the combined effects of:

o	Cost optimization strategies in Ecopetrol and Hocol operations resulting in a US$2.32 reduction. These strategies included 1) fewer number of well interventions as a result of subsoil strategies, 2) improvements in maintenance routines and equipment reliability and 3) replacement of half of our electricity consumption with diesel.

o	A US$0.05 per barrel cost increase at Ecopetrol America Inc. due to the start of operations and repairs of the Dalmatian well.

•	Volume effect: (US$-0.32/Bl): higher production volume in the period under analysis.

The lifting cost per barrel produced by the Group for the first half of 2015 was US$7.53/BL.

d.	Transport

The following table summarizes our volumes transported for the periods indicated:

Table 16: Volumes Transported

A	B	C	D	E	F	G
	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Crude	979.4	908.2	7.8%	1000.7	930.2	7.6%
Refined Products	250	248.0	0.8%	251.5	247.8	1.5%
Total	1,229.4	1,156.2	6.3%	1,252.2	1,178.0	6.3%

Note: figures correspond to volumes transported by the Ecopetrol Group and by third parties.

The volume of crude transported by the main Cenit S.A.S. system and those of its affiliates increased 7.8% in the second quarter of 2015 when compared to the same period of 2014, primarily due to higher availability in the Caño Limón - Coveñas and Oleoducto Transandino systems. Ecopetrol S.A. crude accounted for approximately 69.1% of the total volume of crude transported by Cenit oil pipelines.

19

The volumes of refined products transported by the main Cenit S.A.S systems increased 0.8% in the second quarter of 2015 when compared to the same period of 2014. This increase was due to a larger volume of fuel transported by the Cartagena – Barranquilla system and higher transported volumes of naphtha in the Pozos Colorados – Galán and Galán – Apiay systems to dilute heavy crude. Ecopetrol S.A. refined products accounted for approximately 17.8% of the total volume of refined products transported through Cenit pipelines.

Projects:

In June 2015, we finalized the construction and fitting of a loop in the Apiay–Monterrey system to upgrade the capacity of that system to 300 mbod. During the third quarter of 2015, we expect the pipeline filling activities to be carried out. These works are part of the San Fernando-Monterrey project that aims to increase the transport capacity of that system to 390 mbod.

Cost per barrel transported

The average cost per barrel transported for the companies within the Group during the period April to June of 2015 was US$4.84/BL, representing a US$0.03 per barrel decrease as compared to US$4.87 per barrel for the same period of 2014. The average cost per barrel transported during the first half of 2015 was US$4.99/BL.

The calculation methodology for this index has been modified since the first quarter of 2015 due to our transition to IFRS reporting standard.

e.	Refining

e.1) Barrancabermeja refinery:

The following table summarizes the results of our refining activities for the periods indicated:

Table 17: Refinery Runs and Utilization Factor

A	B	C	D	E	F	G
	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Refinery runs* (mbod)	226.1	230.7	(2.0)%	225.4	227.0	(0.7)%
Utilization factor (%)	77.1%	81.9%	(5.9)%	78.7%	82.4%	(4.5)%

* Includes volumes loaded in the refinery, not total volumes received.

The throughput of Barrancabermeja refinery decreased by 4.6 mbod when compared to the second quarter of 2014, due to a lower availability of light and medium crude oil.

The Utilities Master Plan, which aims to increase the reliability and efficiency of the industrial services operations of the Barrancabermeja refinery, reached 98.6% physical completion, including the start-up of the Power Generator unit U-5100.

Costs and margins of the refining segment

The cash operating cost for the Group, which includes the operation of the Barrancabermeja refinery and Propilco for the second quarter of 2015 was US$4.55/BL, which when compared to the same period in 2014 (US$6.67/BL) presents a decrease of US$2.12/BL, as a result of:

20

•	The effects of the devaluation of the average exchange rate of Colombian peso against the U.S. dollar resulting in a US$1.40 per barrel decrease due to the re-expression of peso-denominated cost in US dollars at a higher exchange rate (COP$2,501.05/US in the second quarter of 2015 versus COP$1,913.61/US in the same quarter of 2014).

•	A cost effect due to optimization strategies in maintenance and support services resulting in a US$0.79 decrease in our variable costs per barrel loaded in Barrancabermeja.

•	A volume effect due to lower recorded throughput resulting in a US$0.07 per barrel increase in cash operating costs.

The cash operating cost for the first half of 2015 was US$4.63/BL.

The following table summarizes the results of our refining margin for the periods indicated:

Table 18: Refining Margin

A	B	C	D	E	F	G
	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
Refining Margin (USD/bl)	17.2	10.9	57.8%	17.8	13.5	31.9%

The increase in the gross refining margin in Barrancabermeja during the second quarter of 2015 as compared to the second quarter of 2014 was primarily the result of: 1) an increase in the yield of medium distillates, 2) implementation of initiatives to increase the value of LPG and residual streams and 3) more attractive international prices for refined products as compared to crude.

e.2) Reficar (Cartagena Refinery):

The Topping Unit and the Visbraker Unit have been shut down since March 2014, while the Catalytic Cracking Unit has not been in operation since October 2013 in order to facilitate the start-up of the new plants. The expansion and modernization project reached 98.6% physical completion as of June 30, 2015. We also reported 63% progress in the pre commissioning and commissioning processes, and the crude unit is expected to be ready for start-up during the last quarter of 2015.

21

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	Organizational Consolidation

The following table summarizes our HSE record for the periods indicated:

Table 19: Health, Safety and the Environment (HSE)

A	B	C	D	E
HSE*	2Q 2015	2Q 2014	1H 2015	1H 2014
Accident frequency index (accidents per million labor hours)	0.49	0.79	0.41	0.93
Environmental incidents (operational cause)	1	9	4	16

*Results are subject to revision due to the fact that some figures may be reclassified, depending on the final results of the respective investigations.

Recognitions:

Ecopetrol was recognized by LatinFinance magazine’s “Best Corporates in the Capital Markets 2015” annual awards as the company that made “The best strategy for financing”' and “The best strategy in the capital market in the Andean region”.

The awards received in both categories highlighted Ecopetrol’s debt offerings carried out between May 2014 and February 2015, a period in which Ecopetrol raised more than US$ 5 billion at competitive interest rates and amid a sharp decline international oil prices.

Science and technology:

During the second quarter of 2015, the Superintendent of Industry and Commerce, on behalf of the Colombian government, granted a patent to Ecopetrol for the invention of a system for raising mechanical, electrical, electronic or similar components to the top of a pole. The uniqueness of the patented system is that it allows maintenance to be carried out on equipment from ground level, thereby reducing the risk associated with heights.

b.	Corporate Responsibility

Social investment:

In the first half of 2015, we invested COP$5,154 million in regional competitiveness programs, COP$4,863 million in education and cultural programs and COP$2,634 million for citizenship and democracy programs, amounting to a total investment of COP$12,651 million.

22

IV.	Presentations of Second Quarter Results

Ecopetrol’s management will host two conference calls to review our results for the second quarter of 2015:

Spanish	English
August 6, 2015	August 6, 2015
8:00 a.m. Bogotá	9:30 a.m. Bogotá
9:00 a.m. New York and Toronto (EDT)	10:30 a.m. New York and Toronto (EDT)

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please log on in advance to download the necessary software and check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer, Google Chrome or Mozilla Firefox.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is one of the 40 largest oil companies in the world and one of the four main oil companies in Latin America. It is the largest company in Colombia based on revenue, profit, assets and net worth. Ecopetrol is the only vertically integrated Colombian oil and gas company with stakes in operations in Colombia, Brazil, Peru and the United States (Gulf of Mexico).

Ecopetrol is majority-owned by the Republic of Colombia (88.5%) and its shares are traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker symbol ECOPETROL, on the New York Stock Exchange under the ticker symbol EC, and on the Toronto Stock Exchange under the ticker symbol ECP. Ecopetrol has three business segments: 1) exploration and production, 2) transport and logistics and 3) refining, petrochemicals and biofuels. Its subsidiaries include the following companies: Andean Chemicals Limited, Bioenergy S.A., Bionergy Zona Franca S.A.S., Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S., Ecopetrol America Inc, Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy S.L.U., Ecopetrol Global Capital S.L.U., Equion Energía Limited, Hocol Petroleum Limited, Hocol S.A., Oleoducto de los Llanos Orientales S.A., Propilco S.A., Compounding and Masterbatching Industry Ltda - COMAI, Oleoducto Bicentenario de Colombia S.A.S, Oleoducto Central S.A. - OCENSA, Oleoducto de Colombia S.A. - ODC, Refinería de Cartagena S.A., Santiago Oil Company and Colombia Pipelines Limited.

Forward-looking Statements

This release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the future of the company and its continuous access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and industry, among other factors. Therefore, they are subject to change without prior notice.

Contacts:

Director of Corporate Finance and Investor Relations (A)

Maria Catalina Escobar

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Fax: +571-234-4480

E-mail: mauricio.tellez@ecopetrol.com.co

23

V.	Ecopetrol´s Group Exhibits

Availability of Crude, Natural Gas and Refined Products

A	B	C	D	E	F	G
Ecopetrol S.A. (consolidated) (1)
1) Crude Oil (mbod)	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
(+) Net Production (2)	534.7	505.6	5.8%	536.5	517.2	3.7%
(+) Purchases (3)	179.4	174.8	2.6%	185.0	174.8	5.8%
(+) Diluent	73.9	59.2	24.8%	71.6	60.1	19.1%
Total	788.0	739.6	6.5%	793.1	752.1	5.4%

2) Natural Gas (mboed)	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
(+) Production (4)	94.9	98.5	(3.7)%	96.1	100.2	(4.0)%
(+) Purchases (5)	1.9	2.5	(24.0)%	2.0	2.5	(20.0)%
Total	96.8	101.0	(4.2)%	98.1	102.7	(4.4)%

3) Refined Products (mbd)	2Q 2015	2Q 2014	∆ (%)	1H 2015	1H 2014	∆ (%)
(+) Production (6)	227.0	233.3	(2.7)%	226.5	232.9	(2.8)%
(+) Local Purchases (7)	8.6	6.5	32.3%	10.5	9.6	9.4%
(+) Imports (8)	132.1	127.2	3.9%	165.8	157.3	5.4%
Total	367.7	367.0	0.2%	402.8	399.8	0.7%

(1) Does not include variation in inventories.
(2) Does not include royalties.
(3) Includes royalties purchased from the National Hydrocarbon Agency (Agencia Nacional de Hidrocarburos, or ANH), royalties from Ecopetrol and other companies, and purchases from third parties.
(4) Includes royalties.
(5) Includes purchases from third parties only.
(6) Excludes figures for diluent production and products used as diluents in 2014 as those figures are already included under the “Diluent” line item in the “Crude Oil” section.
(7) Excludes figures for local diluent purchases in 2014 as those figures are already included under the “Diluent” line item in the “Crude Oil” section.
(8) Excludes figures for diluent imports as those figures are already included under the “Diluent” line item in the “Crude Oil” section. The figures of imports reported in 1Q-2015 were adjusted by 78.5 mboed in order to include products imported by Propilco.

The main variations during the second quarter of 2015 as compared to the second quarter of 2014 were as follows:

•	Increased crude oil production primarily due to production increase in the Castilla and Chichimene fields.

•	Higher crude oil purchases mainly as a result of increased purchases from the ANH because of increased national crude oil production.

•	Increased diluent purchases due to increased production of heavy crude.

•	Decreased natural gas production due to the natural decline in production of the Guajira fields and the maintenance of the Riohacha well.

•	Increased imports of:

o	Gasoline due to: 1) higher local demand, and 2) decrease in diesel consumption for vehicles.

o	Increased imports of jet fuel due to increases in the number of air passengers and flight routes.

The diesel imports decreased as the company’s own product was used to meet the demand and also due to the reduction in local consumption.

24

Income Statement

Ecopetrol Consolidated

COP$ Million	2Q 2015*	2Q 2014*	1Q 2015*	1H 2015*	1H 2014*
Income
Local Sales	5,340,342	6,233,420	4,716,959	10,057,301	12,692,625
Export Sales	7,799,849	9,798,215	6,474,087	14,273,936	20,499,114
Sale of Services	869,438	900,566	1,109,809	1,979,247	1,711,787
Total Sales	14,009,629	16,932,201	12,300,855	26,310,484	34,903,526
Cost of Sales
Variable Costs
Imported products	2,918,685	3,243,200	2,764,883	5,683,568	6,546,190
Purchase of Hydrocarbons	1,870,088	2,911,148	1,661,442	3,531,530	5,865,153
Depreciation, Amortization and Depletion	1,311,582	1,198,849	1,179,080	2,490,662	2,422,640
Hydrocarbon Transportation Services	206,789	374,172	320,471	527,260	759,687
Inventories and other	770,222	323,903	510,683	1,280,905	1,077,186
Fixed Costs
Depreciation	321,059	252,813	331,182	652,241	531,499
Contracted Services	635,809	819,901	659,531	1,295,340	1,516,923
Maintenance	546,774	599,969	401,334	948,108	1,063,137
Labor Costs	398,934	405,861	376,134	775,068	746,133
Other	441,374	468,665	349,897	791,271	838,869
Total Cost of Sales	9,421,316	10,598,481	8,554,637	17,975,953	21,367,417
Gross Profits	4,588,313	6,333,720	3,746,218	8,334,531	13,536,109
Operating Expenses
Administration	235,369	226,342	819,030	1,054,399	425,066
Selling and operational expenses	553,833	623,137	520,420	1,074,253	1,056,558
Exploration and Projects	251,537	511,285	84,533	336,070	874,858
Other operational (income) expenses	(1,664)	60,787	(35,613)	(37,277)	2,792
Operating Income/Loss	3,549,238	4,912,169	2,357,848	5,907,086	11,176,835
Financial Income/Loss	(779,024)	(86,975)	(1,530,274)	(2,309,298)	(207,887)
Results from Subsidiaries	46,618	127,442	744	47,362	142,756
Income before income tax	2,816,832	4,952,636	828,318	3,645,150	11,111,704
Provision for Income Tax	(1,121,300)	(2,193,911)	(472,376)	(1,593,676)	(4,288,140)
Net Income Consolidated	1,695,532	2,758,725	355,942	2,051,474	6,823,564
Non-controlling interests	(188,976)	(161,865)	(195,912)	(384,888)	(338,603)
Equity holders of Ecopetrol***	1,506,556	2,596,860	160,030	1,666,586	6,484,961

Other comprenhensive income	459,113	(421,583)	710,940	1,170,053	(288,905)

EBITDA	4,508,014	6,519,840	3,058,483	7,566,497	14,217,934
EBITDA MARGIN	32%	39%	25%	29%	41%

Notes

* The quarterly figures in this report are not audited.

** Includes exchange difference.

*** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive income results attributable to non-controlling interests (minority interest) and results attributable to shareholders of the controlling company.

25

Balance sheet

Ecopetrol consolidated

COP$ Million	June 30, 2015	March 31, 2015

Assets
Current Assets
Cash and cash equivalents	9,285,236	10,941,003
Trade and other receivables	4,668,367	4,403,743
Inventories	2,905,021	2,804,040
Current tax assets	3,690,713	1,858,426
Non-current assets held for sale	1,440,846	1,464,788
Other assets	5,532,925	4,009,776
Total Current Assets	27,523,108	25,481,776

Non Current Assets
Investments in associates and joint ventures	2,499,397	2,441,497
Trade and other receivables	435,925	469,301
Property, plant and equipment	62,352,315	60,753,896
Natural and environmental resources	26,541,945	25,592,235
Intangibles	244,908	215,924
Deferred tax assets	3,454,215	3,058,059
Other non-current assets	3,118,817	3,176,605
Total Non Current Assets	98,647,522	95,707,517

Total Assets	126,170,630	121,189,293

Liabilities
Current Liabilities
Loans and borrowings	4,220,309	4,611,531
Trade and other payables	12,907,459	12,920,633
Labor and pension plan obligations	1,309,233	1,308,514
Current tax liabilities	1,890,913	2,599,679
Estimated liabilities and provisions	908,961	901,527
Other liabilities	144,586	531,334
Total Current Liabilities	21,381,461	22,873,218

Long Term Liabilities
Loans and borrowings	41,755,963	38,114,386
Trade and other payables	26,317	140,673
Labor and pension plan obligations	4,461,073	4,192,293
Deferred tax liabilities	3,598,739	3,787,949
Estimated liabilities and provisions	5,282,595	4,842,089
Other long-term liabilities	526,855	358,740
Total non-current liabilities	55,651,542	51,436,130

Total liabilities	77,033,003	74,309,348

Equity
Equity attributable to owners of the Company	47,427,640	45,408,136
Non-controlling interests	1,709,987	1,471,809
Total Equity	49,137,627	46,879,945

Total Liabilities and Shareholders' Equity	126,170,630	121,189,293

26

Cash Flow Statement

Ecopetrol Consolidated

COP$ Million	2Q 2015	2Q 2014	1Q 2015	1H 2015	1H 2014

Cash flow provided by operating activities:
Net income Equity holders of Ecopetrol	1,506,556	2,596,860	160,030	1,666,586	6,484,961
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	188,976	161,865	195,912	384,888	338,603
Income tax	1,121,300	2,193,911	472,376	1,593,676	4,288,140
Depreciation, depletion and amortization	1,661,244	1,475,075	1,586,918	3,248,162	3,050,014
Foreign exchange loss (gain)	451,181	(165,972)	1,174,852	1,626,033	(188,965)
Finance costs recognised in profit or loss	441,137	319,861	426,105	867,242	615,076
Gain on disponsal of non-current assets	18,998	50,577	494	19,492	46,621
Impairment of assets	114,213	129,236	41,748	155,961	131,312
Fair value loss (gain) on financial assets valuation	(63,014)	(9,114)	60,563	(2,451)	(14,989)
Share or profit os associates	(46,618)	(127,442)	(744)	(47,362)	(142,756)
Net changes in operating assets and liabilities	(1,542,525)	(399,985)	(694,149)	(2,236,674)	(2,617,424)
Income tax paid	(3,245,689)	(3,309,510)	(125,109)	(3,370,798)	(4,677,067)
Cash provided by operating activities	605,759	2,915,362	3,298,996	3,904,755	7,313,526

Cash flows from investing activities:
Investment in property, plant and equipment	(1,395,974)	(3,276,465)	(2,089,147)	(3,485,121)	(4,747,507)
Investment in natural and environmental resources	(1,813,855)	(1,184,210)	(890,524)	(2,704,379)	(2,023,924)
Payments for intangibles	(30,284)	(24,625)	(6,973)	(37,257)	(108,459)
(Purchases) sales of other financial assets	(1,358,756)	(3,015,782)	(869,689)	(2,228,445)	(2,638,830)
Interest received	107,669	69,132	73,690	181,359	179,122
Dividends received	110,832	41,811	-	110,832	41,811
Proceeds from sales of property, plant and equipment	10,099	547,030	15,285	25,384	679,431
Net cash generated by investing activities	(4,370,269)	(6,843,109)	(3,767,358)	(8,137,627)	(8,618,356)

Cash flows from financing activities:
Financial obligations	2,803,018	5,377,457	4,495,419	7,298,437	5,444,087
Interest paid	(301,618)	(387,966)	(403,071)	(704,689)	(736,218)
Capitalizations	(8)	-	11	3	43
Dividends paid	(645,817)	(1,315,376)	(181,704)	(827,521)	(2,643,420)
Net cash used in financing activities	1,855,575	3,674,115	3,910,655	5,766,230	2,064,492

Exchange difference in cash and cash equivalents	253,168	(182,014)	482,979	736,147	(100,088)

Net increase (decrease) in cash and cash equivalents	(1,655,767)	(435,646)	3,925,272	2,269,505	659,574
Cash and cash equivalents at the beginning of the year	10,941,003	9,900,750	7,015,731	7,015,731	8,805,530
Cash and cash equivalents at the end of the year	9,285,236	9,465,104	10,941,003	9,285,236	9,465,104

27

Reconciliation of EBITDA

Ecopetrol Consolidated

COP$ Millions	2Q 2015	2Q 2014	1H 2015	1H 2014
RECONCILIATION NET INCOME TO EBITDA
Net Income	1,506,556	2,596,860	1,666,586	6,484,961
Depreciations, depletions and amortizations	1,661,244	1,475,075	3,248,162	3,050,014
Net Interest	155,596	91,197	373,691	123,225
Other Taxes	258,665	282,401	1,089,912	528,146
Provision for income tax, net	1,121,300	2,193,911	1,593,676	4,288,140
Non-controlling interest	(195,347)	(119,604)	(405,530)	(256,552)
CONSOLIDATED EBITDA	4,508,014	6,519,840	7,566,497	14,217,934

28

VI.	Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited

Exploration and Production

1.	Hocol

Income Statement

COP$ Billion	2Q 2015	2Q 2014	1H 2015	1H 2014
Local Sales	92	-	112	1
Export Sales	154	317	361	799
Sale of services	66	70	119	98
Total Sales	312	387	592	898
Variable Costs	122	63	271	244
Fixed Costs	120	154	204	282
Cost of Sales	242	217	475	526
Gross Profits	70	170	117	372
Operating Expenses	42	36	91	81
Operating Income/Loss	28	134	26	291
Financial Income/Loss	2	(1)	24	7
Profit/(Loss) before taxes	30	133	50	298
Provision for Income Tax	(3)	(154)	(40)	(209)
Net Income	27	(21)	10	89

EBITDA	145	252	259	524
EBITDA Margin	47%	65%	44%	58%

Consolidated Balance Sheet

(COP$ Billion)	June 30, 2015	March 31, 2015
Current Assets	1,250	1,227
Non Current Assets	2,383	2,347
Total Assets	3,633	3,574
Current Liabilities	1,161	1,039
Long Term Liabilities	476	496
Total Liabilities	1,637	1,535
Equity	1,996	2,039
Total Liabilities and Shareholders' Equity	3,633	3,574

29

2.	Savia Peru

Income Statement

US$ million	2Q 2015*	2Q 2014*	1H 2015*	1H 2014*
Local Sales	50.2	138.7	77.1	198.0
Total Sales	50.2	138.7	77.1	198.0
Variable Costs	26.4	36.5	40.0	54.0
Fixed Costs	23.2	37.2	41.0	52.0
Cost of Sales	49.6	73.7	81.0	106.0
Gross Profits	0.6	65.0	(3.9)	92.0
Operating Expenses	10.5	20.4	20.0	28.0
Operating Income/Loss	(9.9)	44.6	(23.9)	64.0
Financial Income/Loss	(0.7)	(1.5)	(1.0)	(2.0)
Profit/(Loss) before taxes	(10.6)	43.1	(24.9)	62.0
Provision for Income Tax	5.1	(17.6)	6.0	(26.0)
Net Income	(5.5)	25.5	(18.9)	36.0

EBITDA	13.3	66.8	17.0	101.0
EBITDA Margin	26%	48%	22%	51%

* As of May 2015

Consolidated Balance Sheet

US$ million	May 31, 2015	March 31, 2015
Current Assets	134.8	123.5
Non Current Assets	747.8	766.1
Total Assets	882.6	889.6
Current Liabilities	189.3	187.8
Long Term Liabilities	149.5	153.1
Total Liabilities	338.8	340.9
Equity	543.8	548.7
Total Liabilities and Shareholders' Equity	882.6	889.6

30

3.	Equion

Income Statement

COP$ Billion	2Q 2015	2Q 2014	1H 2015	1H 2014
Local Sales	82	69	156	137
Export Sales	239	254	407	519
Total Sales	321	323	563	656
Variable Costs	171	92	326	182
Fixed Costs	51	46	90	87
Cost of Sales	222	138	416	269
Gross Profits	99	185	147	387
Operating Expenses	20	(4)	(11)	9
Operating Income/Loss	119	181	136	396
Financial Income/Loss	1	5	20	17
Profit/(Loss) before taxes	120	186	156	413
Provision for Income Tax	(40)	(56)	(56)	(130)
Net Income	80	130	100	283

EBITDA	245	261	422	536
EBITDA Margin	76%	81%	75%	82%

Consolidated Balance Sheet

(COP$ Billion)	June 30, 2015	March 31, 2015
Current Assets	1,225	1,184
Non Current Assets	1,891	2,007
Total Assets	3,116	3,191
Current Liabilities	638	802
Long Term Liabilities	254	253
Total Liabilities	892	1,055
Equity	2,224	2,136
Total Liabilities and Shareholders' Equity	3,116	3,191

31

Refining and Petrochemical

1.	Essentia (Propilco)

Sales volumes (tons)	2Q 2015	2Q 2014	1H 2015	1H 2014
Polypropylene	105,651	94,610	206,665	185,644
Masterbatch	2,998	2,772	6,376	5,892
Polyethylene	9,960	7,083	17,804	12,301
Total	118,609	104,465	230,845	203,837

Income Statement

COP$ Billion	2Q 2015	2Q 2014	1H 2015	1H 2014
Local Sales	178	156	344	305
Export Sales	256	229	517	464
Total Sales	434	385	861	769
Variable Costs	341	334	710	656
Fixed Costs	20	20	44	47
Cost of Sales	361	354	754	703
Gross Profits	73	31	107	66
Operating Expenses	35	29	74	57
Operating Income/Loss	38	2	33	9
Financial Income/Loss	-	4	22	26
Profit/(Loss) before taxes	38	6	55	35
Provision for Income Tax	(15)	1	(8)	-
Net Income	23	7	47	35

EBITDA	12	14	42	29
EBITDA Margin	3%	4%	5%	4%

Consolidated Balance Sheet

(COP$ Billion)	June 30, 2015	March 31, 2015
Current Assets	788	894
Non Current Assets	812	813
Total Assets	1,600	1,707
Current Liabilities	465	578
Long Term Liabilities	121	127
Total Liabilities	586	705
Equity	1,014	1,002
Total Liabilities and Shareholders' Equity	1,600	1,707

32

2.	Reficar

Sales Volume (mbd)	2Q 2015	2Q 2014	1H 2015	1H 2014
Local	38.8	34.6	38.6	34.8
International	0.0	0.0	0.0	19.4
Total	38.8	34.6	38.6	54.2

Income Statement

COP$ Billion	2Q 2015	2Q 2014	1H 2015	1H 2014
Local Sales	692	769	1,320	1,556
Export Sales	-	-	-	737
Total Sales	692	769	1,320	2,293
Variable Costs	670	728	1,238	2,118
Fixed Costs	42	44	88	101
Cost of Sales	712	772	1,326	2,219
Gross Profits	(20)	(3)	(6)	74
Operating Expenses	143	149	339	212
Operating Income/Loss	(163)	(152)	(345)	(138)
Financial Income/Loss	45	(42)	44	(43)
Profit/(Loss) before taxes	(118)	(194)	(301)	(181)
Provision for Income Tax	6	63	32	25
Net Income	(112)	(131)	(269)	(156)

EBITDA	(75)	(154)	(149)	(88)
EBITDA Margin	(11)%	(20)%	(11)%	(4)%

Consolidated Balance Sheet

(COP$ Billion)	June 30, 2015	March 31, 2015
Current Assets	1,381	1,621
Non Current Assets	22,263	21,338
Total Assets	23,644	22,959
Current Liabilities	1,274	1,393
Long Term Liabilities	13,209	13,467
Total Liabilities	14,483	14,860
Equity	9,161	8,099
Total Liabilities and Shareholders' Equity	23,644	22,959

33

Transportation

1.	Cenit

Income Statement

COP$ Billion	2Q 2015	2Q 2014	1H 2015	1H 2014
Local Sales	4	5	8	12
Sale of services	905	728	1,802	1,467
Total Sales	909	733	1,810	1,479
Variable Costs	(22)	26	70	54
Fixed Costs	593	562	948	971
Cost of Sales	571	588	1,018	1,025
Gross Profits	338	145	792	454
Operating Expenses	32	16	154	35
Operating Income/Loss	306	129	638	419
Financial Income/Loss	(61)	8	502	258
Profit/(Loss) before taxes	245	137	1,140	677
Provision for Income Tax	(32)	(88)	(235)	(166)
Net Income	213	49	905	511

EBITDA	344	215	1,033	579
EBITDA Margin	38%	29%	57%	39%

Consolidated Balance Sheet

(COP$ Billion)	June 30, 2015	March 31, 2015
Current Assets	1,398	3,013
Non Current Assets	16,002	15,691
Total Assets	17,400	18,704
Current Liabilities	801	2,444
Long Term Liabilities	952	1,167
Total Liabilities	1,753	3,611
Equity	15,647	15,092
Total Liabilities and Shareholders' Equity	17,400	18,703

34

Biofuels

1.	Ecodiesel

Sales volume (mboed)	2Q 2015	2Q 2014	1H 2015	1H 2014
Biodiesel	2.4	2.3	2.3	2.3
Glycerin	0.2	0.2	0.2	0.2
Total	2.6	2.5	2.5	2.5

Income Statement

COP$ Billion	2Q 2015*	2Q 2014*	1H 2015*	1H 2014*
Local Sales	90.4	82.8	148.5	161.0
Total Sales	90.4	82.8	148.5	161.0
Variable Costs	79.1	72.2	129.8	139.3
Fixed Costs	-	-	-	-
Cost of Sales	79.1	72.2	129.8	139.3
Gross Profits	11.3	10.6	18.7	21.7
Operating Expenses	3.8	2.7	5.7	5.4
Operating Income/Loss	7.5	7.9	13.0	16.3
Financial Income/Loss	(0.8)	(0.6)	(1.3)	(1.1)
Profit/(Loss) before taxes	6.7	7.3	11.7	15.2
Provision for Income Tax	(1.4)	(1.2)	(2.5)	(2.6)
Net Income	5.3	6.1	9.2	12.6

EBITDA	6.4	9.4	15.7	19.0
EBITDA Margin	7%	11%	11%	12%

* As of May 2015

Consolidated Balance Sheet

(COP$ Billion)	May 31, 2015	March 31, 2015
Current Assets	61.0	61.0
Non Current Assets	74.0	76.0
Total Assets	135.0	137.0
Current Liabilities	53.0	55.0
Long Term Liabilities	26.0	29.0
Total Liabilities	79.0	84.0
Equity	56.0	53.0
Total Liabilities and Shareholders' Equity	135.0	137.0

35

VII.	Corporate Group´s Financial indebtedness

Long-term Indebtedness by Entity

Entity	Denominated in U.S. Dollars(1)	Denominated in Colombian Pesos(1)	Total(1)
Ecopetrol	10,958	1,446	12,405
Reficar	3,205	0	3,205
Bicentario	0	707	707
ODL	0	325	325
Bioenergy	0	191	191
Ocensa	500	0	500
Propilco	18	0	18
Total	14,681	2,669	17,350
%	85%	15%	100%

Subordinated Debt(2)	1,657	487	2,144

Notes:

(1)  Nominal value of debt as of June 30, 2015, excluding accrued interests

Figures expressed in thousands of US dollars converted using the Representative Market Exchange Rate as of June 30, 2015

(2)  Subordinated debt l does not consolidate in financial statements of Ecopetrol

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda Manosalva
	Name:	Magda Manosalva
	Title:	Chief Financial Officer

Date: August 6, 2015